UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

Companhia Aberta - CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

COMMUNIQUÉ – RESTRUCTURING OF MESA AIR GROUP

São José dos Campos, January 6, 2010 – As released to the market on January 5, Mesa Air Group filed for Chapter 11 bankruptcy protection in a district court of the City of New York. The company, whose fleet includes 36 ERJ 145 aircraft, has announced that it will soon present an economic restructuring plan, and that it intends to continue its operations, as well as its operational agreements with other airline companies.

Embraer is awaiting the presentation of the restructuring plan, in order to assess any eventual impact on its balance sheet and financial results, and points out that: 1 – it is not a creditor of the Mesa Air Group; 2 – it has warranty obligations associated with the financing structures of the 36 ERJ 145 jets, in which it holds US$ 67 million in escrow accounts; 3 – this amount is held in reserve in addition to the present standing of Embraer’s cash position and is a part of the US$ 493.2 million held in escrow and duly recorded in the financial statements for fiscal year 2008; and 4 – as of this moment, Mesa Air Group is not in arrears with these financing structures.

São José dos Campos, January 6, 2010

Luiz Carlos Siqueira Aguiar

Executive Vice President, Finance and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer